Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du
Pont de Nemours and Company; DowDuPont Inc.

Commission File No.: 001- 00815

Contact:	Dan Turner
302-996-8372
daniel.a.turner@dupont.com

DuPont Agriculture Leader Outlines 2016 Priorities
Pipeline Poised to Deliver in Both the Near-term and Long-term

FT. LAUDERDALE, Fla., March 3, 2016 — DuPont Executive Vice President James C. Collins will discuss priorities for the company’s Agriculture segment today at the Bank of America Merrill Lynch 2016 Global Agriculture and Chemicals Conference — including plans to deliver an innovation pipeline of new genetics, biotech traits and crop protection products.

“With the recent changes we have made to simplify and streamline our organization, I am focused squarely on Agriculture with three clear priorities — delivering our 2016 cost savings and operating earnings commitments, ensuring we deliver our exciting pipeline in agriculture, and completing the proposed merger of equals with The Dow Chemical Company, including achieving the cost and growth synergies in agriculture,” said Collins. “While markets remain dynamic, we are not seeing anything significantly different in agriculture market conditions from what we communicated in January as part of our fourth quarter 2015 earnings release. As we look to the future, our teams are very excited about the proposed merger, the intended separation and the opportunity we have to create the world’s leading production agriculture business.”

An increasing global population and a rapidly expanding middle-class’s desire for more and better food are expected to continue to drive sustainable growth in demand for grain and other agricultural products over the long-term. With limited opportunities for new land to be put into production, the world will need increased productivity on every acre. “This creates attractive long-term growth opportunities for DuPont Agriculture to address these challenges through a continuing commitment to productive innovation,” said Collins.

A Robust Innovation Pipeline in Agriculture

Collins will provide an update on the agriculture research pipeline for DuPont, including near-term launches of new corn and soybean genetics, DuPontTM Leptra® corn hybrids in Brazil, QromeTM corn hybrids in North America, ZorvecTM disease control products and PyraxaltTM insect control products.

“The outstanding performance of our new corn hybrids and soybean varieties is testament to the focused investments we have made in recent years and our leadership in the use of advanced breeding technologies,” said Collins.

QromeTM corn hybrids will unlock the full yield potential of Pioneer’s broad germplasm base and are expected to be launched as early as 2017, pending regulatory approvals. QromeTM products will allow for higher yielding corn hybrids faster and enable rapid transition to multiple modes-of-action for below-ground insect protection. Over several years of wide-area research testing, QromeTM products have outperformed legacy corn-rootworm trait technology by an average of 4 to 7 bushels per acre.

Leptra® corn hybrids were recently launched for Brazil’s Safrinha season. Leptra® corn hybrids are a unique, three-trait stack offering broad-spectrum above-ground insect control and can be purchased in Brazil with the additional protection of DuPontTM Dermacor® seed treatment. Leptra® corn hybrids are expected to be one of the fastest technology ramps in Pioneer history with broad hybrid availability representing as much as a third of Pioneer volume for the 2016 summer season.

Collins will speak about DuPontTM ZorvecTM disease control, a new low-rate mode of action fungicide for fruits and vegetables by DuPont Crop Protection, with several launches expected globally in 2016, pending regulatory approvals. DuPont believes ZorvecTM will provide growers with unmatched consistency and disease control.

DuPont’s insect control pipeline remains productive as DuPontTM PyraxaltTM, which has been specifically developed to protect rice crops in Asia, is nearing launch with first sales expected in 2018. With novel activity for control of a wide spectrum of hopper insects in rice, PyraxaltTM will set a new standard for high potency, low use rate with a favorable environmental profile.

To view a full copy of today’s presentation, visit the “Events & Presentations” page on the DuPont Investor Center.

DuPont (NYSE: DD) has been bringing world-class science and engineering to the global marketplace in the form of innovative products, materials, and services since 1802. The company believes that by collaborating with customers, governments, NGOs, and thought leaders we can help find solutions to such global challenges as providing enough healthy food for people everywhere, decreasing dependence on fossil fuels, and protecting life and the environment. For additional information about DuPont and its commitment to inclusive innovation, please visit http://www.dupont.com.

Forward-Looking Statements: This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. Forward-looking statements are not guarantees of future performance and are based on certain assumptions and expectations of future events which may not be realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond the company’s control. Some of the important factors that could cause the company’s actual results to differ materially from those projected in any such forward-looking statements are: fluctuations in energy and raw material prices; failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting products based on biotechnology and, in general, for products for the agriculture industry; outcome of significant litigation and environmental matters, including realization of associated indemnification assets, if any; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could affect demand as well as availability of products for the agriculture industry; ability to protect and enforce the company’s intellectual property rights; successful integration of acquired businesses and separation of underperforming or non-strategic assets or businesses; and risks related to the agreement entered on December 11, 2015, with The Dow Chemical Company pursuant to which the companies have agreed to effect an all-stock merger of equals, including the completion of the proposed transaction on anticipated terms and timing, the ability to fully and timely realize the expected benefits of the proposed transaction and risks related to the intended business separations contemplated to occur after the completion of the proposed transaction. The company undertakes no duty to update any forward-looking statements as a result of future developments or new information.

These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the preliminary registration statement on Form S-4 filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the preliminary registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, on March 1, 2016. DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”), filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the preliminary materials filed on March 1, 2016 and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations
+1 989-636-1463	+1 302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 27, 2015 and the joint proxy statement/prospectus of Dow contained in the Form S-4, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 23, 2015 and the joint proxy statement/prospectus of DuPont contained in the Form S-4, which are filed with the SEC. A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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3/3/16

The DuPont Oval logo, DuPontTM and all products, unless otherwise noted, denoted with TM, SM or ® are trademarks or registered trademarks of E. I. du Pont de Nemours and Company or its affiliates.

DuPontTM PyraxaltTM is not registered for use or sale in the United States and other countries. No offer for sale, sale or use of these products is permitted prior to the issuance of the country level registration.

DuPontTM ZorvecTM is not registered for use or sale in the United States. No offer for sale, sale or use of these products is permitted prior to the issuance of the country level registration.